American Lawyers
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Direct Dial Number	E-Mail Address
January 21, 2011
VIA EDGAR
Ms. Kate Beukenkamp, Staff Attorney
Ms. Celeste Murphy, Legal Branch Chief
Ms. Sharon Vigra, Senior Staff Accountant
Mr. Kyle Moffat, Accountant Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VisionChina Media Inc. Form 20-F for the year ended December 31, 2009 Filed on June 23, 2010 File No. 001-33821
Dear Ms. Beukenkamp, Ms. Murphy, Ms. Vigra, and Mr. Moffat:
On behalf of our client, VisionChina Media Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are submitting an amended version of the Company’s annual report on Form 20-F referenced above (the “Revised 20-F”) in response to the comment letter, dated December 22, 2010, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We have arranged for hand delivery of five hard copies of the Revised 20-F along with copies of this Letter and the accompanying Annexes described herein.
Conventions That Apply to this Annual Report on Form 20-F, page 3
1.	We note your defined term of “local operating partners.” Please amend your disclosure at each point you reference such local operating partners to name the local operating partner, state whether each entity is a local television station

Leiming Chen	Philip M.J. Culhane	Chris Lin	Sinead O’Shea	Jin Hyuk Park	Youngjin Sohn	Kathryn King Sudol
Resident Partners
Admitted in New York

New York	Beijing	Los Angeles	London	Palo Alto	São Paulo	Tokyo.	Washington, D.C.
simpson thacher & bartlett llp is a registered limited liability partnership established under the laws of the state of new york. the personal liability of our partners is limited to the extent provided in such laws.
additional information is available upon request or at www.simpsonthacher.com

Simpson Thacher & Bartlett llp

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with which you established your direct investment entity, naming the direct investment entity. Alternatively, if the local operating partner is a mobile digital television operating company, with which you entered into an exclusive agency agreement or from which you buy advertising time, please state the same and name that local operating company.
In response to the Staff’s comment, the Company has amended the disclosure where practical to state the nature of the local operating partner. The Company respectfully advises the Staff that in some instances, the term “local operating partners” refers collectively to all of the Company’s local operating partners, including mobile digital television operating companies and direct investment entities.
Risk Related to Our Company and Our Industry, page 6
We have incurred net losses in the past and may incur losses in the future, page 7
2.	Describe the escalation clauses referenced here in your disclosure regarding your media costs.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised 20-F. The Company respectfully advises the Staff that the prior usage of the term “escalation clauses” only referred to the annual increases in the media cost each year pursuant to the terms of the contracts.
If we are required to impair our goodwill or other amortizable intangible assets... page 7
3.	We note your reference to your carrying value may not be recoverable. Explain the consequence on your financial condition and results of operations if the carrying value is not recoverable. Additionally, please explain in more detail, with specificity in degrees of certainty or probability, what you mean by the statement that the carrying value “may not be recoverable.”

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised 20-F.

As disclosed in Page 62 of the Revised Form 20-F, the Company assessed the impairment of the goodwill and intangible assets in accordance with the Accounting Standards Codification 350.

The Company respectfully advises the Staff that, when determining the fair value of intangible assets and goodwill, it uses a number of estimates and assumptions including estimated future cash flows, discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value. The future cash flows generated from relevant intangible assets and reporting units largely depend on the future business performance. Based on the impairment assessment of the intangible assets and goodwill performed, the fair value of the intangible assets and reporting units exceeds their carrying values as of December 31, 2009. The Company may face challenges in the future related to integrating the acquired businesses and maintaining its ability to generate

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sufficient revenue to meet its estimated cash flows, including but not limited to retaining existing key customers and further expanding the customer base. If the Company is unable to generate sufficient revenue from those intangible assets or reporting units, such intangible assets and goodwill may not be fully recoverable and may require a write down to the recoverable amount.
If PRC regulators order one or more of our local operating partners to stop, page 8
4.	In a separate risk factor, with a heading stating your local mobile digital television operating partners’ incomplete application regarding full compliance with PRC regulation, name the local operating partners, the city of operations of each and the percentage of revenues they comprise individually and on an aggregate basis, fully describing how your financial condition and results or operations may be affected by the facts stated herein.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Revised 20-F.

The Company respectfully advises the Staff that in aggregate, approximately 30% of its revenues in 2009 were attributable to the cities where the local operating partners have not obtained the SARFT approvals. The Company respectfully submits that it cannot disclose the amount of revenues from each city on an individual basis because disclosure of such information would involve sensitive commercial information, and such information is not necessary for an investor to understand the risk disclosed in this risk factor.

5.	State at what point in the process your local operating partners stand with respect to the applications being completed and what steps remain. Include the dates of all actions and anticipated milestone dates to and including the completion of the process.

In response to the Staff’s comment, the Company has added a risk factor on page 8 of the Revised 20-F.
We may be subject to, and may expend significant resources in defending against... page 8
6.	In a separate risk factor, with a heading stating your local mobile digital television operating partners’ incomplete application and refusal to register, respectively, regarding full compliance with PRC regulation, name the local operating partners, the city of operations of each and the percentage of revenues they comprise individually and on an aggregate basis, fully describing how your financial condition and results or operations may be affected by the facts slated herein.

In response to the Staff’s comment, the Company has added a risk factor on page 9 of the Revised 20-F.

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The Company respectfully advises the Staff that in aggregate, approximately 41% of its revenues in 2009 were attributable to the cities where the local operating partners have not completed registration with the SAIC. The Company respectfully submits that it cannot disclose the amount of revenues from each city on an individual basis because disclosure of such information would involve sensitive commercial information, and such information is not necessary for an investor to understand the risk disclosed in this risk factor.

7.	State at what point in the process those partners stand with respect to the applications being completed and what steps remain. Include the dates of all actions and anticipated milestone dates to and including the completion of the process.

In response to the Staff’s comment, the Company has added a risk factor on page 9 of the Revised 20-F.

8.	With respect to your local operating partners in Guangzhou, Nanjing and Wuxi, describe their relationship to your business, including the nexus to any direct investment entities, the direct equity interests held by you and by each local operating partner and your actions in requesting these partners to register their business and any direct investment entities of yours or those in which you may share ownership. State whether or not you have agreements in place that allow you to include your own general managers overseeing day-to-day operations in any of those entities, and any other way in which you have secured agreement with these partners over any effective control you may have. Detail any other material business disputes you have had to date with these entities, including the dates of actions and resolutions of same.

The Company respectfully advises the Staff that the Company only signs exclusive agency agreements with the local operating partners in Guangzhou and Nanjing. In Wuxi, the Company owns 14% of Wuxi Guangtong Digital Mobile Television Co., Ltd., the direct investment entity that was set up by the Company and the local television company. The Company does not have the right to appoint the general manager in any of these entities and does not have any other method of controlling such entities. Each of these local entities is responsible for ensuring that it complies with all applicable PRC laws.

The Company respectfully advises the Staff that the Company has not had any significant disputes with any of its local operating partners in Guangzhou, Nanjing and Wuxi.
If SARFT determines that the regulations on radio and television advertising..., page 10
9.	Please state whether there have been any SARFT actions or statements to the effect of determining that the regulation referenced herein is applicable to the mobile digital televisions industry or promulgation of new rules that are similar

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to this regulation to regulate or restrict the advertising time of mobile digital television networks.

In response to the Staff’s comment, the Company has revised the disclosure in this risk factor to state that there have not been any SARFT actions or statements to the effect of determining that the regulation referenced herein is applicable to the mobile digital televisions industry or promulgation of new rules that are similar to this regulation to regulate or restrict the advertising time digital television networks.
Our failure to maintain relationships with local television stations..., page 10
10.	Explain how you maintain these relationships with each entity referenced, including, but not limited to local operating partners, local television stations, local mobile digital television companies, local governments, and mass transportation services through which you obtain programming, broadcasting and space for your mobile digital television advertising networks.

The Company respectfully advises the Staff that it maintains its relationships with its local operating partners, local television stations, local mobile digital television companies and location providers by engaging in constant dialogue with each counterparty and honoring the terms of its agreements with each entity. The Company believes that many of its counterparties choose to work with the Company because it is one of the leading out-of-home advertising companies in China. To help maintain relationships with local governments, the Company also donates adverting time for commercial and policy messages from non-profit organizations and local governments.

11.	State whether or not any of your local operating partners have suggested or actually unilaterally terminated any of your agreements with them before the expiration of the agreements. Explain the agreements you have in place, including all financial legal or other incentives that align the interests of your local operating partners with you and your interests.

The Company respectfully advises the Staff that none of its local operating partners has suggested or actually unilaterally terminated any of the Company’s agreements with them before the expiration of the agreements. The Company signs an exclusive agency agreement or agreements with the mobile digital operating company in each city or a joint venture agreement with the direct investment entities. For some of its direct investment entities, the Company has the right to appoint the general manager. The Company does not have any other method or agreement to align the interests of its local operating partners with its own interests.
We do not completely control the operations of our direct investment entities, page 10
12.	State how many direct investment agreements provide that you have the right to nominate the general manager of the direct investment entity, who will be in

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charge of the day-to-day operations of the direct investment entity and in how many direct investment entities you do not have such right, further attribute the percentage of revenue to each.

The Company respectfully advises the Staff that it has the contractual right to nominate the general managers for eight of the direct investment entities and does not have the right to nominate the general managers for the other three direct investment entities. The Company has entered into exclusive advertising agency agreements with the three direct investment entities where the Company does not have the right to nominate the general manager, and in aggregate, the revenue generated from the three cities where these three direct investment entities are located accounted for approximately 16% of the Company's revenue in 2009. The Company respectfully submits that it cannot disclose the results of operations from each direct investment entity on an individual basis because disclosure of such information would involve sensitive commercial information, and such information is not necessary for an investor’s understanding of the Company’s business.

13.	State in what ways your interests and the interests of your local operating partners may be different and whether any material disputes have arisen between you and your partners, and how you have managed those disputes.

The Company respectfully advises the Staff that it has not had any significant disputes or conflicts of interest with any of its local operating partners. The Company respectfully submits that it has disclosed the risk that conflicts of interest could arise in the future, but it is not able to speculate regarding the nature of any potential conflicts of interest.

14.	We note your statement that your local operating partners, the local television stations, control the broadcasting and are responsible for compliance matters. Further, we note through disclosure here and in other locations in this filing that your failure to comply with PRC regulations could result in your business operations harmed and your financial condition and results of operations materially and adversely affected. Please state whether the advertising sales function is separate and distinct from the government compliance program of the local operating partners. You should address challenges with and conflicts between attracting sales from an industry through which you and your local operating partners generate substantially all of your revenues and ensuring compliance with strict government regulation of truth and accuracy, among other matters.

The Company respectfully advises the Staff that its advertising sales teams also participate in the process of ensuring that advertisements comply with applicable PRC regulations. In the PRC, each advertisement must be reviewed and approved by the SAIC prior to production, and this review process requires the applicant to substantiate the statements in the advertisement. In each of the local operating partners, the advertising sales team is separate and distinct from the government compliance program. The Company’s sales teams only accept advertisements that

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have been approved by the SAIC, and the client must provide documentary evidence of the approvals to the Company. The Company also reviews each advertisement internally before providing the advertisement to the mobile digital television operating company for broadcast. Besides performing a final review of each advertisement individually for content, the mobile digital television operating company also requires documentary evidence of the relevant approvals before accepting any advertisement for broadcasting. The Company believes that it does not face any significant challenges or conflicts between attracting sales and complying with the relevant PRC government regulations.
Our failure or our local operating partners’ failure to maintain existing relationships..., page 11
15.	Discuss how you and your local operating partners maintain these existing relationships and how you develop new relationships and any attendant risks to your operations.

The Company respectfully advises the Staff that it maintains its relationships with its local operating partners, local television stations, local mobile digital television companies and location providers by engaging in constant dialogue with each counterparty and honoring the terms of its agreements with each entity. The Company believes that many of its counterparties choose to work with the Company because it is one of the leading out-of-home advertising companies in China.
A significant portion of the mobile digital television networks of our direct... page 11
16.	Please revise this risk factor to state definitively that your direct investment entities and local operating partners will, not may, be required to spend significant capital and other resources, including on new equipment, to convert their digital television broadcasting infrastructure to the National Standard. We note that under some of your exclusive advertising agency agreements, you are responsible for a portion of such expenditures. Please state the formulas and apply them to disclose the amount of the significant capital and other resources.

In response to the Staff’s comment, the Company has revised the risk factor on page 11 of the Revised 20-F to state that its direct investment entities and local operating partners will be required to spend significant capital and other resources to convert their digital television broadcasting infrastructure to the National Standard.

The Company respectfully advises the Staff that while its exclusive agency agreements with its local operating partners in three cities require it to contribute a portion of the capital expenditures to convert to the National Standard, the agreements do not state any specific formulas. The Company understands that the actual amount of the Company’s contribution will be determined by further negotiations when the conversions commence. However, as of the date of this letter, none of the local operating partners in these three cities has begun the conversion process yet.

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17.	Provide a timetable for the conversion of your remaining direct investment entities and the digital television broadcasting infrastructure of your local operating partners in the remaining 10 cities. Please include all names of direct investment entities, local operating partners, cities, and include attendant percentage of your revenue.

The Company respectfully advises the Staff that the Company’s local operating partners in 11 cities have already completed the process of converting to the National Standard. Based on the Company’s knowledge, the Company’s local operating partners in the remaining 10 cities have not announced any specific plan or timeline for converting to the National Standard. The Company understands that its direct investment entities plan to gradually install equipment that complies with the National Standard when it replaces fully depreciated equipment.

The Company’s PRC counsel has advised that as of the date of this letter, while the SARFT has promulgated a timeline for conversion to the National Standard, the SARFT has not assessed any fines or penalties related non-compliance with the National Standard.

18.	State the manner of disruptions you anticipate and how it will affect your business, financial condition and results of operations, including any measures you plan to limit disruptions.

The Company respectfully advises the Staff that the theoretical risk involves the clear transmission and reception of mobile digital television signals using the new standards. In order to mitigate this risk, the Company understands that the mobile digital television operating companies will concurrently transmit signals using both the old and new signals during the conversion period. The Company respectfully advises the Staff that it has not encountered any material disruptions in the 11 cities where the Company’s local operating partners have already converted to the National Standard. The Company does not expect the conversion to the National Standard to have a material effect on the Company’s business, financial condition and results of operations.
In certain cities, we may be required to obtain approval in order to continue..., page 11
19.	State the percentage of your revenue that would be affected if you are required to eliminate non-advertising content from this programming referenced here.

The Company respectfully advises the Staff that the Company does not receive any revenues for the non-advertising content referenced in the risk factor on page 11 of the Revised 20-F. These advertising networks broadcast non-advertising content to attract viewers. Accordingly, elimination of this non-advertising content would not have any direct impact on the Company’s revenues but could indirectly affect the Company’s revenues if the advertising network becomes less attractive.

Simpson Thacher & Bartlett llp

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The process of developing a relationship with local television station..., page 12
20.	Expand this discussion to describe the process of developing these relationships, the amount of substantial resources and how you may or may not recognize the anticipated benefits.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Revised 20-F.
We depend substantially on the continuing efforts of our executive officers..., page 16
21.	We note your reference to your employment agreement with each of your executive officers. Please expand this disclosure to describe the ways, in addition to confidentiality and non-compete provisions, these agreements commit the executives to operate in your best interest and align the interests of the executive officers with your interests. You should include any other ways or ancillary agreements in which this is achieved.

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Revised 20-F. In particular, the Company has granted share options and/or restricted shares to executive officers to align the interests of the executive officers with the interests of the Company.
Acquisition of other companies or assets of other companies is a part of our growth..., page 18
22.	Revise this heading to identify your exposure to contingent acquisition consideration and results on your operations and financial condition.

In response to the Staff’s comment, the Company has revised the heading of the risk factor on page 18 of the Revised 20-F.

23.	Here, and in Management’s Discussion and Analysis, map out in detail the formulas and commitments which you are required to pay additional consideration if the acquired business meets specified performance targets in future years. Detail all targets and years in your formulas past, present and future; and your historical performance and payment to the relevant parties with respect to same. Additionally, please revise your MD&A to discuss any trends related to your contingent acquisition consideration and related impact on your liquidity, capital resources and overall financial condition. We note your disclosure on “Investing Activities” on page 70.

In response to the Staff’s comment, the Company has amended the disclosure in the risk factors on page 19 and in the MD&A on page 70 to describe the mechanism of the contingent consideration arrangement.

24.	Describe here, or in a separate risk factor, the risks to which you consider yourself exposed that may make you desire to replace the current shareholders

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of Beijing Eastlong Advertising Co., Ltd. or Beijing Eastlong Advertising, the consolidated affiliated entity of Digital Media Group, with employees of yours. Please detail conflicts you may have had with these shareholders or any other detriment to you or the acquired business you perceive to materially affect your business operations and financial condition.

The Company’s PRC counsel has advised that it is not aware of any risks to the Company resulting from the current shareholders of Beijing Eastlong Advertising Co. Ltd. (“Beijing Eastlong Advertising”). The Company respectfully advises the Staff that it is able to exert control over and derive all of the economic benefits from Beijing Eastlong Advertising through the series of contractual arrangements. The Company has not had any conflicts with the current shareholders of Beijing Eastlong Advertising, and currently the Company does not have any plans to replace these shareholders.

25.	State the amount of total consideration of your acquisitions of Digital Media Group, the amount of cash and the amount of shares to be paid; including the dates of the first and second anniversaries of the acquisition. We note your disclosure on page 70.

In response to the Staff’s comment, the Company has amended the disclosure on page 19 to disclose the amount of total consideration paid for the acquisition of Digital Media Group.
We may become a passive foreign investment company, or PFIC..., page 20
26.	Please revise this risk factor to include the rates that would apply in the event you may become a PFIC.

Consistent with the Staff comment, the Company have revised the risk factor to include additional information regarding the calculation of a U.S. investor’s tax liability if the Company became a PFIC. Since the adverse tax consequences of PFIC status are more complex than potential changes in tax rates (and because those rates may vary depending on the taxpayer and the taxable year to which the excess distribution is allocated), the Company have not indicated the specific rates that would apply but have rather summarized the method that would be used to calculate a U.S. investor’s tax liability.
Risks Related to Our Corporate Structure, page 21
If the PRC government determines that the agreements establishing the structure..., page 21
27.	Please state whether CDTC is a WOFE and describe the stated business purpose on its certificate, and any other relevant disclosure, including but not limited to regulatory, regarding the legal status.

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In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Revised 20-F.

28.	Describe any current restrictions or prohibitions on your use of the proceeds from your initial public offering in December 2007 and public offering in August 2008, described herein.

In response to the Staff’s comment, the Company has deleted the referenced disclosure on page 22 of the Revised 20-F. The Company respectfully advises the Staff that the proceeds from its initial public offering have been used already.
We rely on contractual arrangements with our consolidated affiliated entities in China..., page 22
29.	Please break out as a separate risk factor with its own heading, disclosure regarding the risk of non-performance of the contractual arrangements. Further, please disclose which key contracts and provisions are subject to arbitration, which are not and the potential difference in resolution as between PRC arbitration and the PRC courts. Please cite contractual jurisdictional references as well.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Revised 20-F. The Company has broken out a separate risk factor to discuss the risk of non-performance of the contractual arrangements. The revised disclosure also discusses the key contracts and provisions that are subject to arbitration and the potential difference in resolution between PRC arbitration and the PRC courts.

30.	Revise this disclosure to state which agreements govern the ability of your consolidated entities to encumber all or part or their assets with liens.

The Company respectfully advises the Staff that the Equity Pledge Agreement described on page 85 of the Revised 20-F governs the ability of the Company’s consolidated entities to encumber all or part of their assets with liens. In response to the Staff’s comment, the Company has revised the disclosure on page 22.
The shareholders of our consolidated entities may have potential conflicts of interest..., page 23
31.	State all the holdings the shareholders of your consolidated entities hold of your common shares. Describe how all interests referenced have diverged and may diverge from yours.

The Company respectfully advises the Staff the shareholders of the Company’s consolidated entities are Limin Li and Yanqing Liang. The Company has disclosed the number of shares beneficially owned by Limin Li and Yanqing Liang on page [80] of the Revised 20-F. The Company has not had any material disagreements or conflicts of interest with Limin Li or Yanqing Liang. The

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Company respectfully submits that while the risk of disagreements or conflicts of interest with shareholders always exists, it is not able to speculate regarding any potential points of disagreement or conflicts of interest.

32.	Describe how the existing contractual arrangements with all of the shareholders of your consolidated entities and Beijing Eastlong Advertising effectively control the relevant consolidated entities and receive economic benefits from it and how various agreements align your interests with those of these shareholders, referenced herein.

The Company respectfully advises the Staff that the disclosure in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements that Transfer Economic Benefit to Us / Agreements that Provide Us Effective Control over VisionChina Media Group and its Subsidiaries” on pages 84 and 85 describes how the contractual arrangements with all the shareholders of VisionChina Media Group existing as of December 31, 2009 effectively control and derive economic benefits from the relevant consolidated entities. The Company has revised the disclosure on pages 84 and 85 to describe how the contractual arrangements with Beijing Eastlong Advertising effectively control and derive economic benefits from the relevant consolidated entities after the Digital Media Group acquisition in 2010. The Company respectfully advises the Staff that the Company is able to exert control over and derive all of the economic benefits from VisionChina Media Group and Beijing Eastlong Advertising through the series of contractual arrangements, so the Company believes it is not exposed to any material risks associated with conflicts of interest with the record shareholders of VisionChina Media Group or Beijing Eastlong Advertising.
We rely principally on dividends and other distributions on equity..., page 24
33.	We note your disclosure on page 24 that PRC law requires that any dividends paid by your wholly foreign owned enterprise come from its accumulated profits, if any, after each company has made allowances to fluid statutory reserves. Please clarify the impact this restriction has on the availability to you of CDTC’s funds. Your disclosure should also address the following issues:
•	Indicate whether CDTC has historically paid dividends to you from its accumulated profits and provide management’s assessment of CDTC’s ability to pay dividends to you in the future.

•	Indicate what portion of CDTC’s revenues, if any, you anticipate being able to use for the expansion of your business, as discussed in prior risk factors.
This disclosure should he reflected here, in your risk factors, as well as in your discussion of liquidity and capital resources. To the extent it has not complied with these requirements, please quantify any fines or penalties the company may be subject to us a result of such non-compliance.

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In response to the Staff’s comment, the Company has revised the disclosure on pages 24. The Company respectfully advises the Staff that the restrictions described on page 24 of the Revised 20-F apply to all of the Company’s PRC operating subsidiaries, including but not limited to CDTC. The Company respectfully advises the Staff that historically, CDTC did not pay any dividends to the Company from CDTC’s accumulated profits. The Company’s management believes that it will be able to pay dividends to the Company from CDTC, but the Company’s management does not have any present plan to pay any dividends. The Company currently plans to use all of its retained earnings for the Company’s future business expansion.
You may experience difficulties effecting service of legal process..., page 25
34.	To ensure complete information for effecting service or legal process. please include the full names, as stated on individual passports, of all parties referenced in this risk factor including, but not limited to directors, executive officers, promoters and control persons.

The Company has revised the risk factor on page [25] to disclose the requested names.
PRC regulations relating to offshore investment activities by PRC residents..., page 26
35.	Name your PRC citizen employees who have been granted share options, or PRC optionees, and whether these employees are compliant with these regulations to register.

The Company respectfully submits that disclosing the names of the Company’s employees that have been granted share options is not necessary for an investor to understand the risk disclosed in the referenced risk factor. The Company respectfully advises the Staff that some of the PRC employees who have been granted shares options have not completed the SAFE registration, but the Company nor the non-complying employees have been assessed any penalties to date. In addition, the Company’s PRC counsel has advised that such non-compliance would not have a material adverse effect on the Company’s business or results of operations.
We may be deemed a PRC resident enterprise under the EIT Law and subject..., page 29
36.	We note that you describe yourself as “the largest out-of-home advertising network...on mass transportation systems in China...” on page 34, You also discuss how Limin Li, your co-founder, chairman, chief executive officer, largest shareholder and 70% owner of the operating affiliate through which you receive substantially all of your revenue is located in China and a PRC resident. Please tell us why you believe you will not be considered a resident enterprise under PRC law. Further, disclose the likelihood of being determined a resident enterprise. We also note your statement that it is unclear whether
In response to the Staff’s comment, the Company has revised the disclosure on page 29.

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PRC tax authorities would require or permit you to be treated as a PRC resident enterprise. Tell us what ambiguities you are relying upon. Also, tell us if you have sought an opinion from PRC counsel about whether you would be considered a PRC resident enterprise. Additionally, even if you are considered to be such an enterprise, tell us why dividends paid to you from the PRC entities may quality as tax-exempt income.

The Company respectfully advises the Staff that the Notice on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management issued by the State Administration of Tax on April 22, 2009 the (“SAT Notice”) provides that a Chinese-controlled enterprise registered abroad that meets all of the following conditions shall be considered as a resident enterprise.
•	The senior management that is responsible for implementing daily operation and production is mainly located in China and the place where senior management performing their duties is mainly located in China.

•	Corporate financial decisions (such as borrowing, lending, financing, financial risk management, etc.) and personnel decisions (such as appointment, dismissal and remuneration, etc.) are determined or approved by the institutions or personnel which are located in China.

•	The main property of business, accounting books, corporate seal, minutes of board of directors and shareholders’ meetings are deposited in China.

•	More than half (including half) of voting directors or senior management are habitually resident in China.
Although the SAT Notice was issued to regulate the PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in SAT Notice should be used as a reference to the SAT’s view on this issue.

Under the SAT Notice, a Chinese-controlled enterprise registered abroad may elect to identify itself as a PRC resident enterprise for purposes of the EIT Law, or apply with the local tax law authorities for determining whether it is a PRC resident enterprise. However, the SAT has the final discretion in determining whether a company is deemed to be a PRC resident enterprise.

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The Company’s management believes that the risk of being recognized as a PRC resident enterprise under the EIT Law is low because: (1) the Company is registered in Cayman Islands and does not have any business operations in the PRC, the Company’s senior management is performing its duties mainly outside of the PRC, most of the Company’s significant business and financial resolutions (including but not limited to board meeting resolutions) are concluded outside of the PRC and its corporate records and seals (such as corporate seal, minutes of board of directors and shareholders’ meetings, foreign currency deposits, register of shareholders, etc.) is deposited outside of the PRC, and (2) not all of the Company’s board members are PRC citizen or habitually resident in the PRC. The Company’s PRC Counsel advised that the Company should not be considered as a PRC resident enterprise because it does not simultaneously meet all the conditions set out by the SAT Notice.

According to the SAT Notice, a Chinese-controlled enterprise registered aboard is not required to seek determination of whether or not it is a PRC resident enterprise for purposes of the EIT Law from the SAT or local tax laws authorities. To date, the Company has not received any challenges from the SAT or its local counterparts regarding whether it should be recognized as a PRC resident enterprise.

The EIT Law provides that qualified dividend distribution under certain circumstances between resident enterprises is exempt from enterprise income tax. If the Company is treated as a resident enterprise for PRC income tax purposes, dividends distributed from its PRC subsidiary to the Company are exempt from Chinese dividend withholding tax.
Item 4. Information on the Company, page. 33
General
37.	We note that substantially all of your operations are conducted in China through contractual arrangements. Please revise your disclosure to indicate the percentage of revenues derived from VisionChina Media Group. Please also revise your disclosure to highlight the fact that you do not have any equity interests in the operating entities in China and further explain how your

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business relationship operates between you, the holding company, your PRC subsidiary and the shareholders of your operating affiliates.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Revised 20-F. The Company respectfully advises the Staff that it derived all of its revenues from VisionChina Media Group for the year ended December 31, 2009. The Company has also disclosed the business relationship among its consolidated affiliated entities on page 33 of the Revised 20-F.

38.	Discuss the “financing activities” from which cash is provided that primarily fund your capital expenditures, as referenced on page 34. As related, please discuss resulting dilution to your shareholders or encumbrance of revenues through contingent obligations.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Revised 20-F. The Company respectfully advises the Staff that starting in 2008, it has relied on cash generated from operations to fund its capital expenditures.

39.	Discuss the expected useful life remaining on your digital television monitors. Please include discussion about timelines for future capital expenditures related to your digital television infrastructure (e.g. planned replacement timelines. expected capital expenditure, technological obsolescence before end of useful life etc.).

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Revised 20-F to discuss the expected useful life remaining on the Company’s digital television monitors and the anticipated timeline for future capital expenditures related to the Company’s digital television infrastructure.

40.	Discuss any known plans for expansion of public transportation systems in your target markets. Specifically, please discuss rail or subway projects underway in your market cities.

The Company respectfully advises the Staff that it does not have any knowledge regarding expansion of public transportation systems in any of its target markets except for the information publicly released by the government. The Company further advises the Staff that it currently does not have any known plans to expand its advertising network to other cities or onto other advertising platforms, but the Company is continually evaluating suitable opportunities.

41.	We note on pages 17, 19 and 25 of the Risk Factors section that you discuss challenges to protecting your intellectual property and its significance to your business. Discuss your intellectual property in Item 4.B Business Overview (e.g. what intellectual property you hold, its significance to your business etc.).

In response to the Staff’s comment, the Company has added disclosure on page 45 of the Revised 20-F. The Company respectfully advises the Staff that the Company’s intellectual property consists of its trademarks and six design patents related to some of the equipment. Besides the Company’s trademarks, the Company believes that its other intellectual property is not material to its business operations. Except as disclosed in the Revised 20-F, the Company is not aware of any specific challenges to protecting its intellectual property.

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Our Advertising Network, page 36
Our Exclusive Agency Cities, page 38
42.	We note your statement that you completed your acquisition of Digital Media in 2010. We further note reference to the Digital Media acquisition in the risk factor referring to contingent acquisition consideration with respect to acquisitions, including but not limited to further payment required on anniversary dates for Digital Media. Please disclose any continuing payment obligations, including dates, on which payments are due, and all applicable formulas and projections used in calculating payments you have for the acquisition of Digital Media.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Revised 20-F regarding the continuing payment obligations in connection with the Company’s acquisition of Digital Media Group.

43.	We note your reference to the possibility of your failure to perform the obligation to install digital television displays in new buses pursuant to the terms of the agreement between your local operating partner and the bus company in Beijing. You state if you fail to perform this obligation or if you fail to timely pay the network rental fee, your local operating partner in Beijing may unilaterally terminate the exclusive agency agreement and have title to all of the digital television displays you installed. Please disclose any of your historical defaults and attendant consequences.

The Company respectfully advises the Staff that the Company has never defaulted on its agreement with the local operation partner and bus company in Beijing. The Company has timely paid the network rental fee and fulfilled its other contractual obligations to its local operating partner and bus company in Beijing.

44.	We note your statement that the price you charge for the advertising time on your local operating partner’s mobile digital television network in Shenzhen must comply with your local operating partner’s pricing system and that the “local partner may request the court in Shenzhen to terminate this contract as a remedy if the parties fail to reach an agreement with respect to any disputes that arise regarding [y]our pricing.” Expand this disclosure to detail your disputes and attendant consequences to date.

The Company respectfully advises the Staff that the Company has not had any material disputes with its local operating partner in Shenzhen related to pricing.

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Organizational Structure, page 51
45.	Include an organizational structure chart that is legible in the required submission format and font size. Please disclose the shortened versions of all of the companies’ names in your organizational chart and indicate relevant percentage share ownership so that chart serves as a more meaningful reference for the narrative disclosure. In future filings include the same legible organizational structure chart. Your current chart is not legible.

In response to the Staff’s comment, the Company has revised the chart on page 51 of the Revised 20-F to clarify the chart.
Item 5. Operating and Financial Review and Prospects, page 51
Allowance for doubtful accounts, page 64
46.	We note your discussion of the 200% increase in allowances for doubtful debt in 2009 as compared to 2008. Revise your disclosure to include discussion about doubtful debt as a trend and its impact on your liquidity and capital recourses.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Revised 20-F.
Cost of Revenues, page 66
47.	You state that you experienced an increase in media cost primarily due to a large increase in the amount of network rental fees paid to your exclusive agency partner companies to secure advertising time. Discuss the underlying reason why there was an increase in the amount of network rental fees and whether this is a trend (e.g. a change in how fees are calculated, a change in economic forces including supply and demand, a change in contractual bargaining power etc.).

In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Revised 20-F. The Company respectfully advises the Staff that the primary reason for the increase in the cost of revenues is the increase in the number of cities operating under the exclusive agency model to 16 cities as of December 31, 2009 from 12 cities as of December 31, 2008.
Operating Profit, page 66
48.	You state that operating profit decreased from $42.4 million in 2008 to $27.1 million in 2009. Discuss the impact of this over $15.0 million decrease in operating profit in relation to your continued liquidity, planned expansion or other capital expenditures.

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The Company respectfully advises the Staff that the decrease in operating profit did not impact the Company’s liquidity, capital expenditure plans, or planned expansion.
Liquidity and Capital Resources, page 69
49.	Please tell us what consideration you have given to including a risk factor as to possible dilution or encumbrance of future revenues resulting from your financing activities, which to date have financed your liquidity, in lieu of cash flows from operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 69. The Company respectfully advises the Staff that historically, it relied on cash provided by financing activities to fund its liquidity needs, but the Company currently relies on cash generated from operating activities to fund its liquidity needs.
F. Tabular Disclosure of Contractual Obligations, page 72
50.	We note that in the last line on page 39 you state that your local Beijing operating partner may unilaterally terminate your exclusive agency agreement and retain title to all of the digital television displays that you installed. Include footnotes to describe pertinent data to the extent necessary for an understanding of the timing and amount of your specified contractual obligations.

The Company respectfully submits that it has already disclosed the nature, timing and amount of its total contractual obligations, including its contractual obligations with its local operating partner in Beijing, on page 72 of the Revised 20-F. The Company respectfully submits that it cannot disclose the amount of contractual obligations from any city or any local operating partner on an individual basis because disclosure of such information would subject the Company to competitive harm, and a further breakdown of the Company’s contractual obligations by individual cities is not necessary for an investor to understand the nature, timing and amount of the Company’s contractual obligations.
Organizational and Principal Activities, page F-8
51.	Identify the two individuals with whom the Company. through CDTC, has entered into certain agreements, including a loan agreement for the paid-in capital of VisionChina Media Group, an option agreement to acquire the shareholding in VisionChina Media Group when permitted by the PRC laws, and a share pledge agreement for the shares in VisionChina Media Group held by the co-founders. Further, disclose whether or not the share pledge agreement has been approved by and registered with the relevant government authorities, identifying the relevant PRC regulation and authorities, including but not limited to the local SAIC. We note that the PRC Property Rights Law

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became effective on October 1, 2007. Such disclosure should be reflected in this section as well as in your Business and Regulations sections. Further, tell us what consideration you have given to including a risk factor on the same.

The Company respectfully advises the Staff that the two individuals with whom the Company, through CDTC, has entered into certain agreement, are Limin Li and Yanqing Liang, both are directors of the Company. Their names, position in the Company and their respective percentages of ownership in VisionChina Media Group have been disclosed in “Item 4. Information on the Company — A. History and Development of the Company” on page 33 of the 20-F. The agreements entered into by the Company or CDTC with Limin Li and Yanqing Liang are detailed in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements that Provide Us Effective Control over VisionChina Media Group, Beijing Eastlong Advertising and Their Respective Subsidiaries” on pages 84 and 85 of the 20-F.

Further, the Company’s PRC legal counsel has advised that although the PRC Property Rights Law became effective on October 1, 2007, it is not clear as to whether share pledge set up before the effectiveness of the PRC Property Rights Law must be registered with SAIC. Before promulgation of the PRC Property Rights Law, share pledges were governed by the applicable PRC Company Law and the PRC Guarantee Law. According to these two PRC laws and regulations, a share pledge of a limited liability company does not require any registration with SAIC or its local counterparty, and a share pledge agreement became effective soon after the share pledge was recorded or filed with company’s Register of Shareholders. Based on the foregoing, the Company believes that no changes to the disclosure is necessary.
Note 2. Summary of Significant Accounting Policies, page F-11
(v) Government grants, page F-16
52.	In part (v) you state that the company received two grants from the PRC government related to its business activities. Discuss the receipt of these grants and the possibility of receiving future grants in Item 5. Specifically, discuss how you were selected for these grants including criteria, application process and initiative you took to apply for these grants.

The Company respectfully advises the Staff that the Company has revised on page 58 of the Revised 20-F to discuss the receipt of the Company’s government grants, including how the Company was selected for these grants (criteria, application process and initiative the Company took to apply for these grants) and the possibility of receiving future grants.
Item 15 Controls and Procedures, page 97
53.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your

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financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

The Company respectfully advises the Staff that the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluate the effectiveness of the Company’s internal control over financial reporting using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s internal control over financial reporting includes control environment, risk assessment, control activities, information and communication and monitoring. The Company conducts its operation in different provinces in China and all of the locations are required to follow the same internal control polices established by its head office.

The Company’s internal control over financial reporting mainly includes the following:

Entity-Level Control

To address risk associated with financial reporting, the Company has adopted a series of policies and procedures which are established and implemented at the Company’s head office level and implemented by each of the Company’s group entities operated in different locations. Such policies and procedures mainly include the Company’s code of ethics and business conduct, corporate governance guidelines, involvement of audit committee in financial reporting and significant transactions, an audit committee charter, guidelines for business operations, organization and authorization hierarchy, human resources policies, annual financial reporting risk assessment, anti-fraud self-assessment, whistle-blowing mechanism and Foreign Corrupt Practices Act guidelines.

Process-Level Controls

The Company has designed a standard set of policies, procedures and controls for each of its operating process, which are implemented by each of the Company’s group entities. Such policies and procedures cover all the significant processes in the group entities in respect of financial reporting, such as revenues, costs, expenses, fixed assets, taxes, payrolls, acquisitions, and budgeting. The Company’s internal audit team periodically performs testing to confirm that the relevant control procedures have been implemented as designed and that they are operating effectively at each locations.

Information Technology General Controls

The Company is currently using computer software for the Company’s financial reporting purpose. Such computer software was purchased from a reputable vendor in the PRC. The Company’s IT department also implements general information technology environment and application controls to ensure system stability. Management in the Company’s head office has access to the financial information of the group entities, and reviews such financial records through the internal accounting network.

Risks that are considered to have an impact on financial reporting are regarded as financial reporting risks.

In order to mitigate the financial reporting risks that are relevant to all locations where the Company has operations in an efficient manner, the Company has centralized most of the Company’s significant business operations and decision-making

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process at the head office level of CDTC and VisionChina Media Group, including but not limited to investment, capital expenditure, granting of share options/restricted shares, financing activities, acquisition, review and approval for advertising revenue contracts, and negotiation, approval and payment of exclusive advertising agency agreements. All these activities are subject to internal control by the responsible departments.

The Company’s consolidated entities all around the PRC are mainly office established to accommodate the Company’s local sales force. The processes in these entities mainly comprise of collection of accounts receivable, payment of office expenses, human resources management (including salary payment). The activities in these entities are mainly routine and recurring transactions, and the Company applies the same internal controls for these activities all its consolidated entities. The financial information and the operating data of these consolidated entities are prepared by local financial managers based on the standard templates and checklists and submitted to the head office on a monthly basis. Management at head office level in turn will review such information, especially those key performance indicators, and evaluate the potential impact of the risks on financial reporting.

Furthermore, the Company’s internal audit department performs testing on internal controls (including entity level controls, process level controls and information technology general controls), and reports the findings to its audit committee and senior management on a periodic basis. This process supports the evaluation of the effectiveness of the Company’s internal control over financial reporting as part of the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002.
     How do you evaluate and assess internal control over financial reporting?
•	In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

•	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.
The company has an internal audit department led by the Company’s internal audit director, which is responsible for the evaluation of the Company’s internal control over financial reporting.

The work performed by the Company’s internal audit department mainly includes: (1) documentation of the internal controls and update on a periodic basis; (2) performing risk assessment on an annual basis and finalization of annual internal audit plan; (3) performing the test on the design and operating effectiveness of the internal controls, including entity level controls and process

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level controls; and (4) based on the result of testing, evaluation of the effectiveness of the Company’s internal control over financial reporting.
The Company’s internal audit director reports directly to the Company’s audit committee.
How do you maintain your books and records and prepare your financial statements?
•	If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•	If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Company maintains its books and records in accordance with accounting standards used in the PRC (“PRC GAAP”). Each of its entities in the PRC being consolidated maintains their books and records in accordance with accounting principles and the relevant financial regulations established by the Ministry of Finance of the PRC, the accounting standards used in the PRC. The PRC GAAP financial statements for each of the Company’s consolidated entities are prepared by the respective accounting staff in these consolidated entities, and subject to review by the Company’s senior accounting manager and/or vice financial controller.

When preparing the Company’s consolidated US GAAP financial statements, the Company’s vice financial controller will review the PRC GAAP financial information and other supporting schedules of each individual entity, consider whether there are differences between PRC GAAP and US GAAP by reference to the relevant US GAAP accounting literature and checklist quarterly, and put through the necessary accounting adjustments to reconcile the PRC GAAP financial statements to US GAAP.

After the elimination of intra group transactions/balances are completed at consolidation, the Company’s vice financial controller starts to prepare the US GAAP consolidated financial statements, including the footnote disclosure with the assistance from staff in the Company’s accounting department at head office level. The Company’s vice financial controller also completes the US GAAP disclosure checklist issued by a major accounting firm when preparing the annual US GAAP financial statement disclosures to ensure the completeness of the footnote disclosures.

For the fiscal years ended December 31, 2007 and 2008, the Company employed PricewaterhouseCoopers, an independent registered public accounting firm, to assist in the documentation of management’s analysis and conclusion on the key accounting matters (including but not limited to share-based compensation, accounting for deferred taxes, impairment of long-lived assets, foreign currency translation and business combination) in the accounting memorandums, which established the infrastructure for the preparation of the Company’s US GAAP consolidated financial statements by the Company’s accounting staff in subsequent years.

In 2008, the Company employed American Appraisal, an independent valuation expert, to assist in assessing the fair value of the identifiable assets and liabilities, as well as the purchase price allocation in the Company’s acquisition for one out of the six advertising agency businesses. The Company followed the same methodology and techniques in the valuation of the other 5 acquired businesses.

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The draft US GAAP consolidated financial statements will then be submitted to the Company’s senior financial controller and the Company’s chief financial officer for review, together with the necessary breakdowns and calculation sheets supporting each of the account captions shown on the balance sheets and statements of operations and cash flows. When reviewing the consolidated financial statements, the Company’s senior financial controller and the Company’s chief financial officer will assess (1) whether each caption is properly accounted for under US GAAP, by reviewing the nature and breakdowns, and comparing to the requirements under the corresponding US GAAP accounting literatures (including but not limited to the accounting standards codification and accounting standards updates) and the relevant SEC requirements (including but not limited to Rule S-X, Staff Accounting Bulletin and Financial Reporting Manual issued by Division of Corporate Finance); (2) whether the footnote disclosures in the consolidated financial statements are sufficient by reviewing the disclosure checklist and considering the disclosure requirements required by the recently issued accounting pronouncements.

After the review by the Company’s senior financial controller and chief financial officer, the updated draft consolidated financial statements will be onward submitted to the Company’s audit committee for a final review. The audit committee will perform a high level review to evaluate the accounting principles used and significant estimates made by management as well as the overall financial statement presentation, with special attention paid to material non-recurring transactions, to help ensure the financial statements comply with US GAAP and SEC requirements in all material respects.
What is the background of the people involved in your financial reporting?
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial

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reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP:

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.
The Company’s vice financial controller, who is a qualified certified public accountant in the PRC, is responsible for the preparation of the Company’s consolidated US GAAP financial statements. He joined the Company since March 2008 as a full-time employee. He participated in the preparation of the Company’s US GAAP consolidated financial statements for fiscal years ended December 31, 2007, 2008 and 2009. Before joining the Company, he was an audit manager in Ernst & Young, an independent public registered accounting firm. He worked in Ernst & Young Shenzhen office for 4 years from 2004 to 2008 and participated in US GAAP reporting engagements. Prior to that, he worked in a local accounting firm 2001 to 2004. He had extensive knowledge in both accounting and auditing. He got a bachelor degree of accounting in Dongbei University of Finance and Economics in 2001.
The Company’s chief financial officer and senior financial controller are both responsible for review of the Company’s consolidated US GAAP financial statements.
The Company’s chief financial officer joined the Company since June 2009 as a full-time employee. Before that, he worked in the investment banking division of Nomura where he served as an executive director and head of industry coverage for the Media sector. From 2002 to 2008, he worked at Lehman Brothers in Hong Kong where he started as a corporate finance generalist before shifting to the technology and media sectors. His investment banking experience spans equity, debt and mergers and acquisitions transactions for a variety of clients including outdoor media, online gaming, and education and e-commerce companies. Prior to Lehman Brothers, he was a management consultant at Deloitte Consulting in Taipei, Taiwan from 1998 to 2000. He began his career at PricewaterhouseCoopers in its New York and San Francisco offices, where he worked as a management consultant from 1995 to 1998. He holds a Master of Business Administration with a major in finance from The Wharton School of the University of Pennsylvania as well as a bachelor’s degree in operations research and industrial engineering from Cornell University.

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The Company’s senior financial controller joined the Company since April 2009 as a full-time employee. Before that, he was an audit manager in KPMG, an independent public registered accounting firm. From 2001 to 2009, he worked in the audit function in KPMG Guangzhou office for eight years, and has led the audit engagements for SEC registrants, including both audits of US GAAP financial statement and audits of the internal control over financial reporting. He received a bachelor degree of arts from Guangdong University of Foreign Studies in 2001.
During the Company’s management’s evaluation process of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, the Company employed PricewaterhouseCoopers to assist in the documentation of the Company’s internal control over financial reporting. The complete documentation of the Company’s internal control over financial reporting laid a solid foundation for the Company’s internal audit department to follow and update in subsequent years, and is helpful in the Company’s assessment of the effectiveness of the internal control over financial reporting. The Company’s internal audit director is responsible for evaluating the Company’s internal control over financial reporting. She joined the Company since March 2008 as a full-time employee. From 2006 to 2008 prior to joining the Company, she was a manager in the risk management advisory function in Ernst & Young, an independent public registered accounting firm, participating in the Sarbanes-Oxley Act compliance projects for SEC registrants. Prior to Ernst & Young, she worked in the internal audit department of Huawei Technologies Co. Ltd., which is a PRC based world leading telecom solutions provider, from 2005 to 2006. She began her career at PricewaterhouseCoopers, where she worked in the audit function for 3 years from 2002 to 2005. She received a bachelor degree of accounting from Renmin University of China in 2002.
The Company’s chief financial officer, senior financial controller, vice financial controller and internal audit director participated in external training courses periodically, such as US GAAP and SEC updates organized by major accounting firms. They also subscribe technical update materials issued by the major accounting firms and frequently visit the FASB website and SEC website to understand the requirements in the recently issued/adopted US GAAP accounting pronouncements by FASB and the SEC.
The chairman of the Company’s audit committee is the designated financial expert on the board of directors. He and the other members of the audit committee oversee the Company’s accounting and financial reporting process and in that capacity perform a final review of the Company’s consolidated US GAAP financial statements and participate in the evaluation of the Company’s internal control over financial reporting. The chairman of the Company’s audit committee has served on the Company’s board of directors since December 2007. He is a retired partner of PricewaterhouseCoopers LLP (“PwC”). Prior to his retirement in July 2005, he was the partner in charge of PwC’s Global Capital Markets Group, which provided technical support to non-US companies all over the world on US GAAP, SEC regulations, and Sarbanes-Oxley Act compliance work. He received his bachelor’s degree in accounting from Fairleigh Dickinson University in New Jersey in 1968.

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If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company:

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting:

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.
The Company respectfully advises the Staff that it did not retain any other accounting firm or other similar organization to prepare the Company’s financial statements or evaluate the Company’s internal control over financial reporting.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you and

•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.
The Company respectfully advises the Staff that it did not retain any individuals who are not the Company’s employees and are not employed by an accounting firm or other similar organization to prepare the Company’s financial statements or evaluate the Company’s internal control over financial reporting.
2. Summary of Significant Accounting Policies

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(y) Government grants, page F-16
54.	Tell us your rationale under the accounting literature for recording your 2008 IPO subsidy from the government as non-operating income and your 2009 payment from local government for expansion of local business as operating profit. Please expand your disclosure in future filings.

In response to the Staff’s comments, the Company will include the following disclosure in future filings:

“Government grants include cash incentives received from the PRC government by our operating subsidiaries. Government grants are recognized after the grant has been received and all of the conditions specified in the grant have been met, and are classified as operating or non-operating profit according to the nature of the government grants in accordance to ASC 225.

In 2008, the Company received an government incentive of $672,515 from the local government as a one-off award for the consummation of the Company’s initial public offering. This incentive was classified as non-operating income as it did not relate to the Company’s continuing business operations. In 2009, the Company received government incentives of $538,085 from the local government for the local business operations. This incentive has been classified as operating profit because it was related to the Company’s continuing business operations.”
3. Acquisitions, page F-19
55.	In light of the materiality of contingent consideration related to acquisitions, please tell us and expand in future filings to include a detailed discussion of all contingent consideration arrangements currently in effect, including the methodology to be used to determine the amount and timing of future payments and the amounts paid during the periods presented under each agreement.

The Company advises the Staff that in respect of its acquisitions for the six advertising agencies in 2008:
(1)	The methodology for calculation of the consideration is the same for all the six acquisitions, which is based on (i) certain multiples on the earnings of each of these acquired businesses for the period from the date subsequent to the acquisitions till December 31, 2010, and (ii) the percentage of the revenue collected.
(2)	Among the total consideration payables of US$57,203,986 as of December 31, 2009, the current portion and non-current portion of such payables are listed as below:

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(in
US$)	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total
Current	23,578,136	4,708,215	4,829,839	4,225,197	6,465,574	4,066,940	47,873,901
Non-current	4,459,982	586,905	806,122	1,867,149	802,624	807,303	9,330,085
Total	28,038,118	5,295,120	5,635,961	6,092,346	7,268,198	4,874,243	57,203,986
The portion of the consideration payables that will be offset against the deposit for acquisitions has been recorded as a non-current liability because the right of offset will not exist until the Earn-out Consideration period is completed.

(3)	No payment was made in 2008 for settlement of the consideration payables, and the considerations paid during the year ended December 31, 2009 for each of the acquired businesses is set out as below:

(in
US$)	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total
2009	20,280,617	12,268,699	8,495,113	8,065,394	11,840,634	3,298,945	64,249,402
The Company will revise in its future filing for such contingent consideration arrangement.
15. Income Taxes, page F-29
56.	We note your disclosure on page F-32 about the uncertainty that exists regarding how the PRC’s current income tax law applies to your overall operations. Please tell us and expand your disclosure in future filings about the nature of the uncertainties regarding your tax position and the basis for your belief that legal entities organized outside of the PRC should not be treated as residents for purposes of the new EIT Law. Please quantify the impact on your results of operations if your belief is not correct.

In response to the Staff’s comments, the Company will include the following disclosure to the risk factor in future filings with respect to recognition of PRC resident enterprise.

“On April 22, 2009, the State Administration of Tax (“SAT”) issued a Tax Circular, Guoshuifa [2009] No.82, Notice on the Recognition of Overseas Incorporated Domestically Controlled Enterprises as PRC Resident Enterprises Based on the Place of Effective Management Criteria , or Circular 82, with retrospective effect from 1 January 2008. According to Circular 82, any enterprise established under the law of a country or region other than the PRC but whose main investor is a PRC enterprise or Group shall be recognized as a resident enterprise for PRC tax purposes if all the following criteria are met: (i) the senior executives responsible for its daily production or business operations and the place where such responsibilities are carried out are mainly located in China; (ii) decisions about its finances (such as borrowing, lending, financing and managing financial risk) and human resources (such as staff recruitment, termination, and remuneration policies) are made or approved by organizations or individuals located in China; (iii) its major properties, accounting books and records, company seal, board minutes and resolutions, shareholders’ meeting minutes, etc. are kept in China; and (iv) 50% or more of its voting directors or its senior executives habitually reside in China. The principle of “substance over form” applies when determining the place of effective management. Although Circular 82 was issued to regulate the PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in Circular 82 should be used as a reference to the SAT’s view on this issue.

Our board of directors holds regular meetings and makes most of the significant operational, investment and financing decisions outside of the PRC. Our principal financial officer, who is stationed in Hong Kong, has the role of overseeing the Company’s financial management, investment and internal control over financial reporting for the year ended December 31, 2009. In addition, our senior management spends a significant amount of time outside of the PRC developing and managing investor relations. As such, we believe that the de facto management body of the Company is located outside of the PRC, and, accordingly, we believe the risk of being recognized as a PRC resident enterprise under the EIT Law is low. However, if we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income, which would have an adverse effect on our effective tax rate and net income.

For the year ended December 31, 2008 and 2009, the legal entities organized outside of the PRC were loss making. Therefore, even if the legal entities organized outside of the PRC are treated as PRC residents for purpose of the new EIT law, our management believes there was no material impact on our results of operations.”

57.	We note your disclosure that you have not recorded a deferred tax liability attributable to the undistributed earnings of its financial interests in VIE affiliates because you believe such earnings can be distributed in a manner that would not be subject to tax. Please tell us and disclose in future filings how you plan to achieve this result and your basis under PRC law.

In response to the Staff’s comments, the Company will include the following disclosure in future filing:

“Under US GAAP, a deferred tax liability should be recorded attributable to the undistributed earnings of its financial interest in VIE affiliate and domestic

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subsidiaries. We have not recorded any such deferred tax liability because we have means available to us under PRC tax law to recover the investment without paying income tax. The undistributed earnings of the VIE entities and domestic subsidiaries will be considered to be retained in the VIE affiliates and domestic subsidiaries as operating funds.”
58.	Tell us if you have provided the taxes disclosed on page 29. If you have not provided these taxes, please tell us and disclose in future filings your rationale for not making the provision.

The Company respectfully advises the Staff that the Company has not provided these taxes as the Company believes that the risk of being recognized as a PRC resident enterprise under the EIT Law is low. Even if the entities incorporated outside of the PRC were deemed to be PRC resident companies under the EIT Law, the Company’s results of operations would not be adversely affected because none of these entities generated any taxable income.
17. Commitments and Contingencies
(d) Other, page, F-34
59.	We note your disclosure here and on page 8 that SARFT has officially issued a notice to require some of your local operating partners and direct equity investment entities to complete the adoption of the National Standard by June 30, 2010 and that as of April 1, 2010, the mobile digital television network of your direct equity investment entities and the digital television broadcasting infrastructure of your local operating partners in eleven cities have been converted to the National Standard, but those in another ten cities have not yet completed the conversion and do not meet the requirements of the National Standard. Please tell us and disclose in future filings the cost to meet the National Standard. In light of your statement that your direct equity investment entities and local operating partners may be required to spend significant capital and other resources to convert their digital television broadcasting infrastructure to the National Standard and that under some of your exclusive advertising agency agreements, you may be responsible for a portion of such expenditures, tell us why management cannot accurately estimate the amount and timing of capital expenditures required for these local operating partners and the Group to comply with the National Standard.

The Company respectfully advises the Staff that its local operating partners in 10 cities have not completed the conversion to the National Standard, and the Company is obligated to contribute a portion of the capital expenditures to convert to the National Standard in three of those cities pursuant to the terms of the exclusive agency agreements. The Company was advised by the management of the local operating partners and direct equity investment entities in these three

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cities that the detailed implementation plan of the conversion to the National Standard has not been determined yet. Due to the absence of an implementation plan by the local operating partner, the Company is unable to accurately estimate the amount and timing of capital expenditures required for conversion to the National Standard. The Company further advises the Staff that the exclusive agency agreements do not state any specific formula for determining the amount of the capital expenditures that the Company must contribute for the conversion to the National Standard, and the Company understands that the actual amount that the Company must contribute will be determined by further negotiations with the counterparties once the conversion process begins. However, as of the date of this letter, none of the local operating partners in the 10 cities have begun the conversion process yet. As a result of the foregoing, the Company respectfully submits that it is unable to accurately estimate the potential amount and timing of capital expenditures needed for the future conversion to the National Standard.
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     If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852 2514 7650 or my colleague Asher Hsu at +852 2514 7691.
Very truly yours,

/s/ Chris Lin
Chris Lin
Enclosures

cc:	Limin Li, Chief Executive Officer
Yan Wang, Senior Financial Controller (Principal Financial Officer)
VisionChina Media Inc.

Deloitte Touche Tohmatsu